UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STEEL PARTNERS HOLDINGS L.P.
(Exact name of registrant as specified in its charter)

Delaware	0-5465	13-3727655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

590 Madison Avenue, 32nd Floor, New York, New York		10022
(Address of principal executive offices)		(Zip Code)

James F. McCabe, Jr., Chief Financial Officer, (212) 520-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13-p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Steel Partners Holdings L.P. (the “Company”) has filed a Conflict Minerals Report for the calendar year ended December 31, 2013 as an exhibit to this specialized disclosure report (Exhibit 1.02). The Conflict Minerals Report is related to the Company’s majority-owned subsidiary, Handy & Harman Ltd., and is publicly available on SPLP’s website at www.steelpartners.com. The website (and information accessible through it) are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02     Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

STEEL PARTNERS HOLDINGS L.P.
By: Steel Partners Holdings GP Inc. Its General Partner

Dated: May 30, 2014	By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer